Exhibit 99.1

Brookfield Residential Properties Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

May 8, 2012

National Instrument 51-102 – Section 11.3 (Canada)

The Annual and Special Meeting of Shareholders of Brookfield Residential Properties Inc. (the “Corporation”) was held on Tuesday May 8, 2012 at 11:00 a.m. local time at the Hilton Orange County/Costa Mesa Hotel, 3050 Bristol Street, Costa Mesa, California, United States. At this meeting, there were 118 shareholders represented in person or by proxy holding 93,126,828 Common Shares (the “Common Shares”), representing 91.47% of the Corporation’s 101,811,659 issued and outstanding Common Shares as at the record date for the meeting.

The following is a summary of the votes cast by holders of the Common Shares represented at this meeting.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting. As indicated below, each director elected at the meeting received a majority of the proxy votes cast for and withheld from voting for such director.

Management received the following proxies from holders of Common Shares in regard to the election of the eight directors nominated for election:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Common Shares	Bruce T. Lehman	89,314,755	97.66	2,140,525	2.34
	Patricia M. Newson	91,441,271	99.98	14,009	0.02
	Alan Norris	91,443,735	99.99	11,545	0.01
	Allan S. Olson	91,437,263	99.98	18,017	0.02
	Timothy R. Price	91,441,037	99.98	14,243	0.02
	David M. Sherman	91,445,158	99.99	10,122	0.01
	Robert L. Stelzl	89,314,676	97.66	2,140,604	2.34
	Michael D. Young	89,155,322	97.49	2,299,958	2.51

Appointment of Auditors

The resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy %
Common Shares	Passed	93,051,808	99.96	34,806	0.04

Resolution Approving the Management Share Option Plan

The resolution approving the Management Share Option Plan of the Corporation, as set out in the 2012 Management Information Circular, was approved by the required majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Common Shares	Passed	82,919,330	90.27	8,937,103	9.73

Other Business

There were no other matters coming before the meeting that required a vote by the holders of Common Shares.

Brookfield Residential Properties Inc.

/s/ “Shane D. Pearson”
Shane D. Pearson Senior Vice President and Corporate Counsel

Date: May 14, 2012